UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Sea Limited
(Name of Issuer)

Class A Ordinary Shares, par value $0.0005 per share
(Title of Class of Securities)

81141R100
(CUSIP Number)

Tencent Holdings Limited
29/F., Three Pacific Place,
No. 1 Queen’s Road East, Wanchai, Hong Kong
Telephone: +852 3148 5100

with a copy to:

Tong Yu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Fukoku Seimei Building, 2th Floor
2-2-2, Uchisaiwaicho, Chiyoda-ku
Tokyo, Japan
Telephone: +813-3597-8101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 81141R100	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,903,841 Shares[1]
	8	SHARED VOTING POWER 46,573,653 Shares[2]
	9	SOLE DISPOSITIVE POWER 117,477,494 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,477,494 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.7% of Class A Ordinary Shares[3] (35.1% of outstanding ordinary shares, assuming all outstanding Class B Ordinary Shares, including shares held by others, are converted into Class A Ordinary Shares)

14	TYPE OF REPORTING PERSON CO

1 Includes (i) 60,074,257 Class B Ordinary Shares that are subject only to an irrevocable proxy with respect to limited matters relating to the size and/or composition of the Issuer’s board granted by the Reporting Person and its affiliates to the founder of the Issuer (discussed in Item 5) (each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time subject to certain restrictions agreed upon in the Irrevocable Proxy), (ii) 7,496,251 Class A Ordinary Shares issuable upon conversion in full of the convertible promissory note in principal amount of $100,000,000 held by Tencent Limited assuming an initial conversion price of $13.34 and (iii) 3,333,333 Class A Ordinary Shares held by Huang River Investment Limited.
2 Represents 46,573,653 Class B Ordinary Shares that are subject to an irrevocable proxy with respect to all matters that require shareholder vote (other than the size and/or composition of the Issuer’s board which is subject to a separate proxy discussed in note 1 above) granted by the Reporting Person and its affiliates to the founder of the Issuer (discussed in Item 5).
3 Based on 288,226,883 Class A Ordinary Shares, including (i) 115,122,722 Class A Ordinary Shares outstanding immediately prior to the completion of the IPO (defined in Item 3), (ii) 106,647,910 Class B Ordinary Shares beneficially owned by the Reporting Person, (iii) 58,960,000 Class A Ordinary Shares issued in the IPO and (iv) 7,496,251 Class A Ordinary Shares issuable upon conversion in full of the convertible promissory note in principal amount of $100,000,000 held by Tencent Limited assuming an initial conversion price of $13.34.  Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to three votes, voting together as a single class on all matters subject to vote at general meetings of the Issuer.  After taking into account the Irrevocable Proxy granted by the Reporting Person and its affiliates and assuming full conversion of the convertible promissory note into 7,496,251 Class A Ordinary Shares, the voting power held by the Reporting Person represents approximately 29.8% of the aggregate voting power of the Issuer’s total issued and outstanding shares voting together as a single class with respect to all matters that require shareholder vote, except with respect to the size and/or composition of the Issuer’s board for which the Reporting Person’s voting power is lower as a result of the separate proxy discussed in note 1 above.

CUSIP No. 81141R100	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,633,008 Shares[4]
	8	SHARED VOTING POWER 46,573,653 Shares[2]
	9	SOLE DISPOSITIVE POWER 110,206,661 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,206,661 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.8% of Class A Ordinary Shares[5] (32.9% of outstanding ordinary shares, assuming all outstanding Class B Ordinary Shares, including shares held by others, are converted into Class A Ordinary Shares)

14	TYPE OF REPORTING PERSON CO

4 Includes (i) 56,136,757 Class B Ordinary Shares that are subject only to an irrevocable proxy with respect to limited matters relating to the size and/or composition of the Issuer’s board granted by the Reporting Person and its affiliates to the founder of the Issuer (discussed in Item 5) (each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time subject to certain restrictions agreed upon in the Irrevocable Proxy) and (ii) 7,496,251 Class A Ordinary Shares issuable upon conversion in full of the convertible promissory note in principal amount of $100,000,000 held by Tencent Limited assuming an initial conversion price of $13.34.
5 Based on 284,289,383 Class A Ordinary Shares, including (i) 115,122,722 Class A Ordinary Shares outstanding immediately prior to the completion of the IPO (defined in Item 3), (ii) 102,710,410 Class B Ordinary Shares beneficially owned by the Reporting Person, (iii) 58,960,000 Class A Ordinary Shares issued in the IPO and (iv) 7,496,251 Class A Ordinary Shares issuable upon conversion in full of the convertible promissory note in principal amount of $100,000,000 held by Tencent Limited assuming an initial conversion price of $13.34.  After taking into account the Irrevocable Proxy granted by the Reporting Person and its affiliates and assuming full conversion of the convertible promissory note into 7,496,251 Class A Ordinary Shares, the voting power held by the Reporting Person represents approximately 27.5% of the aggregate voting power of the Issuer’s total issued and outstanding shares voting together as a single class with respect to all other matters that require shareholder vote, except with respect to the size and/or composition of the Issuer’s board for which the Reporting Person’s voting power is lower as a result of the separate proxy discussed in note 4 above.

CUSIP No. 81141R100	SCHEDULE 13D	Page 4 of 7

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 30, 2017 by the undersigned (the “Schedule 13D”).

This Amendment is being filed by the Reporting Persons for the sole purpose of clarifying the economic ownership and voting powers of the Reporting Persons and to amend and supplement the Schedule 13D as specifically set forth in this Amendment.  There has been no change to the beneficial ownership of the Reporting Persons.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.  Except as otherwise stated herein, the information contained in this Amendment does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 1.	Security and Issuer
Item 1 is hereby amended by replacing it in its entirety with the following:
The Schedule 13D, as amended by this Amendment (this “Statement”) relates to the Class A ordinary shares, par value $0.0005 per share of Sea Limited (“Class A Ordinary Shares”), a limited liability company organized and existing under the laws of Cayman Islands (the “Issuer”).  The Issuer’s principal executive offices are located at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

Item 2.	Identity and Background
Item 2 (a) and (f), (b) and (c) are hereby amended by replacing them in their entirety with the following:
(a) and (f): This Statement is being filed jointly by:

(i)	Tencent Holdings Limited, a Cayman Islands company (“Tencent Holdings”); and

(ii)	Tencent Limited, a British Virgin Islands company (“Tencent”) (the entities listed in items (i) and (ii) are collectively referred to herein as the “Reporting Persons”).
The directors of Tencent Holdings are Messrs. Ma Huateng, Lau Chi Ping Martin, Jacobus Petrus (Koos) Bekker, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce, Ian Charles Stone and Yang Siu Shun.  Messrs. Ma Huateng and Li Dong Sheng are citizens of the People’s Republic of China.  Messrs. Lau Chi Ping Martin, Iain Ferguson Bruce, Ian Charles Stone and Yang Siu Shun are citizens of the People’s Republic of China (Hong Kong SAR).  Messrs. Jacobus Petrus (Koos) Bekker and Charles St Leger Searle are citizens of the Republic of South Africa.
The executive officers of Tencent Holdings are Messrs. Ma Huateng, Lau Chi Ping Martin, Xu Chenye, Ren Yuxin, James Gordon Mitchell, David A M Wallerstein and John Shek Hon Lo.  Messrs. Xu Chenye and Ren Yuxin are citizens of the People’s Republic of China.  Mr. James Gordon Mitchell is a citizen of the United Kingdom of Great Britain and Northern Ireland.  Mr. David A M Wallerstein is a citizen of the United States of America.  Mr. John Shek Hon Lo is a citizen of the People’s Republic of China (Hong Kong SAR).
The directors of Tencent are Messrs. Ma Huateng, Charles St Leger Searle and Brent Irvin.  Mr. Brent Irvin is a citizen of the United States of America.

CUSIP No. 81141R100	SCHEDULE 13D	Page 5 of 7

Tencent does not have any executive officers.
The Reporting Persons have entered into a joint filing agreement dated as of October 25, 2017, a copy of which is attached hereto as Exhibit 1.

(b):	The principal business office of Tencent Holdings is Cricket Square, Hutchins Drive, P.O. Box2681, Grand Cayman KY1-1111, Cayman Islands.
The principal business office of Tencent is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
The principal business address of the directors and executive officers of Tencent Holdings is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.
The principal business address of the directors of Tencent is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(c)
Tencent Holdings is an internet service portal in China providing value-added Internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).  Tencent is a wholly-owned subsidiary of Tencent Holdings and is principally engaged in the business of holding securities in portfolio companies in which Tencent Holdings invests.

The following is the present principal employment of the directors and executive officers of Tencent Holdings and the directors of Tencent named in this Item 2.
Ma Huateng:	Executive Director, Chairman of the Board and Chief Executive Officer of Tencent Holdings
Lau Chi Ping Martin:	Executive Director and President of Tencent Holdings
Jacobus Petrus (Koos) Bekker:	Non-Executive Director of Tencent Holdings, Non-Executive Chairman of Naspers
Charles St Leger Searle:	Non-Executive Director of Tencent Holdings, Chief Executive Officer of Naspers Internet Listed Assets
Li Dong Sheng:	Independent Non-Executive Director of Tencent Holdings, Chief Executive Officer of TCL Corporation, Chairman of the TCL Multimedia Technology Holdings Limited
Iain Ferguson Bruce:	Independent Non-Executive Director of Tencent Holdings
Ian Charles Stone:	Independent Non-Executive Director of Tencent Holdings, independent advisor on Technology, Media and Telecoms
Yang Siu Shun:	Independent Non-Executive Director of Tencent Holdings, Member of the 12th National Committee of the Chinese People’s Political Consultative Conference, a Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority and an Independent Non-Executive Director of Industrial and Commercial Bank of China Limited

CUSIP No. 81141R100	SCHEDULE 13D	Page 6 of 7

Xu Chenye:	Chief Information Officer of Tencent Holdings
Ren Yuxin:	Chief Operating Officer of Tencent Holdings, President of Interactive Entertainment Group, Mobile Internet Group and Online Media Group
James Gordon Mitchell:	Chief Strategy Officer and Senior Executive Vice President of Tencent Holdings
David A M Wallerstein:	Chief Exploration Officer and Senior Executive Vice President of Tencent Holdings
John Shek Hon Lo:	Chief Financial Officer and Senior Vice President of Tencent Holdings
Brent Irvin:	General Counsel and Vice President of Tencent Holdings

CUSIP No. 81141R100	SCHEDULE 13D	Page 7 of 7

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  November 8, 2017
TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Representative

TENCENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Representative